UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

03039717

November 26, 2003

Eugene Serban
Corporate Counsel
Lucent Technologies Inc.
Room 6G-214
600 Mountain Avenue
Murray Hill, NJ 07974

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/26/2003

Re: Lucent Technologies Inc.
Incoming letter dated October 2, 2003

Dear Mr. Serban:

This is in response to your letter dated October 2, 2003 concerning the shareholder proposal submitted to Lucent by Robert E. Moore. We also have received a letter from the proponent dated October 3, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert E. Moore
887 South Grape Street
Denver, CO 80246-2331

1006240

Lucent Technologies
Bell Labs Innovations

Eugene Serban
Corporate Counsel

Room 6G-214
600 Mountain Avenue
Murray Hill, NJ 07974
Telephone: 908-582-8807
FAX 908-582-8048

October 2, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies Inc./Request for Exclusion From Proxy Materials of Shareholder Proposal of Robert E. Moore

Ladies and Gentlemen:

Lucent Technologies Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2004 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal (attached hereto as Exhibit A) (the "Proposal") submitted by Mr. Robert Moore (the "Proponent"). We request that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. In order to allow us to complete the mailing of our Proxy Materials in a timely fashion, we would appreciate receiving the Staff's response by October 31, 2003.

The Proposal was submitted to the Company by electronic mail correspondence dated January 21, 2003. The Company believes that the Proposal may be omitted from the Company's Proxy Materials for the following reasons:

- The Proposal should be omitted under Rule 14a-8(f) because the Proponent failed to establish the ownership requirements under Rule 14a-8(b);
- The Proposal should be omitted under Rule 14a–8(i)(7) because it relates to the Company's ordinary business operations;
- The Proposal should be omitted under Rule 14a-8(i)(4) because it is designed to further a personal interest which is not shared by the other shareholders at large; and
- The Proposal should be omitted under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under Delaware law.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

The Proposal Should be Omitted Under Rule 14a-8(f) Because the Proponent Failed to Establish the Ownership Requirements under Rule 14a-8(b).

The Company believes that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent failed to provide documentary support indicating that he satisfies the minimum ownership requirement for the one year period required by Rule 14-8(b), within the statutory 14-day time frame set by Rule 14a-8(f).

Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal.

The Proposal did not include any evidence of the Proponent's share ownership as required under Rule 14a-8(b). Accordingly, within 14 days of the Company's receipt of the Proposal, the Company, by letter dated February 3, 2003, informed the Proponent of the requirement of Rule 14a-8(b) and indicated that the Proponent's response, including supporting documentary information, had to be provided within 14 calendar days after receipt of the Company's letter. The

Company has attached a copy of this letter as Exhibit B hereto. The Company's letter explained the information that was required for the Proponent to satisfy Rule 14a-8(b). The request for information and supporting documentation was in boldface text in the letter to emphasize and highlight the request. By letter dated February 4, 2003, the Proponent responded to the Company, but the Proponent did not include the appropriate documentation that was required to satisfy the ownership requirement under Rule 14a-8(b). The Company has attached a copy of this letter as Exhibit C hereto. Specifically, the Proponent submitted copies of a broker position statement dated February 4, 2003, an undated "Investment Report", and an undated "Trade Stock-Confirmation" (See Exhibit C). The Proponent, however, failed to provide supporting documentation verifying that the Proponent owned such shares continuously for 1 year as of the time he submitted the Proposal.

Rule 14a-8(f) provides that a company may exclude a proposal if the proponent fails to provide evidence that it has satisfied the beneficial ownership requirements of Rule 14a-8(b), so long as the company timely notifies the proponent of the deficiency within 14 calendar days of receiving the proposal and the proponent fails to correct such deficiency within 14 calendar days of receipt of a deficiency notice.

The Staff has asserted that the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. Specifically, the Staff has stated that in order to establish eligibility to submit a proposal, a shareholder must "submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." (See Section C(1)(c) of Staff Legal Bulletin 14, July 13, 2001).

Pursuant to Staff Legal Bulletin 14, the Staff has clearly stated that a shareholder's monthly, quarterly or other periodic investment statements do not demonstrate sufficiently continuous ownership of the securities. The Staff has consistently taken a no-action position concerning a company's omission of a shareholder proposal based on a proponent's failure to provide evidence of its eligibility under Rules 14a-8(b) and 14a-8(f)(1). (See e.g., *Johnson and Johnson* (January 11, 2001); *IBM Corporation* (January 7, 2002); and *Honeywell International* (January 30, 2003)). In the Company's letter of February 3, 2003, the Company specifically stated in boldface type that the Proponent must submit a " written statement from the record holder of the securities, such as a broker or bank, verifying that you have owned the securities continuously for one year as of the time you submitted your proposal." By letter dated February 4, 2003, the Proponent only sent a broker's investment report, a trade stock confirmation and a position statement. This submission does not meet the required proof of beneficial ownership under Rule 14a-8. See *AT&T Corp* (January 24, 2001) (stockholder's own statements insufficient, even when coupled with brokerage statements); *International Business Machines Corporation* (December 16, 1998)(statements by proponent as to efficacy of his own brokerage documentation determined by staff to be insufficient to prove that proponent in fact satisfied the continuous minimum ownership requirement for the one year period required by current Rule 14a-8(b)).

Under the Proxy Rules, the burden of establishing proof of beneficial stock ownership is on the proponent, and here, the Proponent has failed to meet that burden. Because the Company clearly advised the Proponent on a timely basis of the need for him to establish that proof, and specifically informed him of the 14-day time period in which he had to respond by providing documentary support satisfying the minimum ownership requirement, the Proponent should not now be given an opportunity to supplement his submission or respond to the Company's letter.

The Proposal Should Be Omitted Under Rule 14a– 8(i)(7) Because It Relates To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Proposal relates to the compensation of management employees, in general. In particular, the Proposal states "That management cannot be given any pay increases, stock options or other forms of compensation . . ."

While the Staff has not allowed exclusions of shareholder proposals that deal exclusively with senior executive officers' and directors' compensation, requests to exclude proposals that deal with general employee compensation have been honored by the Staff. See *Lucent Technologies Inc.* (November 6, 2001) (proposal to decrease salaries, remuneration, expenses and other compensation of all officers and directors by 50% was found to be related to general compensation matters and was therefore excludable); *The Student Loan Corporation* (March 18, 1999)(proposal to align compensation of vice-president and above level employees with shareholder interests found to be directed at matters relating to conduct of the company's ordinary business operations and therefore excludable); *Minnesota Mining & Manufacturing* Co. (March 4, 1999)(proposal tying "top 40" executive pay to compensation of average employee found to be directed at matters relating to conduct of the company's ordinary business operations and therefore excludable); *FPL Group, Inc.* (February 3, 1997)(proposal relating to restrictions on compensation paid to middle and executive management found to be directed at matters relating to conduct of the company's ordinary business operations and therefore excludable); *CSX Transportation* (February 13, 1992)(proposal on employee stock ownership or savings plan excludable).

The Proposal is flawed because it targets far broader compensation policies and practices than senior executive officer compensation. The Proposal states "That management cannot be given any pay increases, stock options or other forms of compensation." The term "management" applies to a large group of Company employees that is much broader and outside of the classification commonly identified as the Company's "board of directors" and "senior management". Approximately 30,000 employees of the Company and its consolidated subsidiaries, out of a total of approximately 36,500 employees of the Company, currently have a "management" level job position. In order to effect the change requested in the Proposal, the Company would be required to change or decrease the compensation of not only senior executive officers but also a very large majority of its employees who are not senior executive officers.

The Staff has also taken the position that shareholder proposals which are not limited to matters of executive compensation relate to the conduct of a company's ordinary business operations and are excludable. See Central and South West Corp. (November 26, 1996) (proposal relating to stock option plans excludable as relating to "ordinary business"); W.R. Grace & Co. (February 29, 1996) (proposal seeking creation of a "high performance work place" not linked to executive compensation excludable). The Proposal is not solely about maintaining or decreasing compensation levels for the all management employees, but rather the Proposal seeks to maintain or decrease compensation and also restore or increase retirement benefits. Increasing or changing retirement benefits and decisions relating to how, when and to what extent such benefits should be changed are clearly matters that relate to the ordinary business operations of the Company.

The Company therefore believes that the Proposal addresses the Company's "general compensation matters", because it is not limited to senior executive officers but rather applies to a large number of management employees. Furthermore, the Proposal is not limited only to matters of executive compensation, but rather also relates to matters of retirement benefits. Thus, the Proposal is the type of "ordinary business" the Staff allows to be excluded under Rule 14a-8(i)(7).

The Proposal Should be Omitted under Rule 14a-8(i)(4) Because it is Designed to Result in a Benefit to the Proponent, and to Further a Personal Interest, Which is Not Shared by the Other Shareholders at Large.

Rule 14a-8(i)(4) permits exclusion of a shareholder proposal if "the proposal ... is designed to result in a benefit to [an individual shareholder], or to further a personal interest, which is not shared by the other shareholders at large." The Commission has established that the reason for the shareholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release No. 3638 (January 3, 1945). Rule 14a-8(i)(4) was established to permit companies to exclude shareowner proposals that involve disputes that are not of interest to all shareowners. The provision was adopted "because the Commission does not believe an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release No. 12999 (November 22, 1976).

In this case, the Proponent is a Lucent retiree who is currently receiving a monthly pension from the Company. Clearly, the Proposal is designed to result in a benefit to the Proponent, his family and the Company's other retirees by virtue of their status as retirees, rather than to the shareholders at large. Any change in the management of the Company's pension programs that is not subject to the fiduciary rules of the Employee Retirement Income Security Act of 1974 ("ERISA") and that would benefit retirees (such as an increase in retirement benefits) could potentially result in additional costs to the Company and, in fact, be contrary to the interests of the shareholders at large.

It is also important to note that the Company's United States pension plans have approximately 250,000 beneficiaries, consisting of current and former employees. On the other hand, the Company has over 4 million shareholders. Accordingly, even if every beneficiary of the United States pension plans were a shareholder (which may not be the case), they would only constitute approximately 6% of the total number of shareholders. Clearly, this is an issue that does not impact all of the Company's shareholders.

It is clearly evident from the Proposal that the Proponent is interested in enhancing the pension for retirees rather than benefiting shareholders as a whole. For example, the Proposal states that management cannot be given compensation increases "until all retirement benefits have been restored and retirement payments are increased to the same percentage given to management since Lucent was broken away from AT&T." Moreover, the Proponent's supporting statement asserts that most retirees "should not have [sic] to the additional burden of lost benefits and no increase in monthly payment . . .." The Proponent goes on to explain that the Proposal "will help reduce cost since management cannot raise their compensation until they create profits great enough to restore benefits." These statements are statements from a retiree who is obviously concerned about the pension fund and its beneficiaries, as opposed to a shareholder of the Company who is concerned about the pension fund and the Company as a whole. Clearly, the intent of the Proposal is to further the Proponent's interest of "increasing" or "restoring" retirement benefits by not increasing management compensation. The Proponent does not explain how the Proposal would benefit the shareholders at large. This is because it does not. To the contrary, implementing the Proposal (even though there is no direct correlation between maintaining compensation levels and restoring pension benefits) would reduce the likelihood of the Company achieving the Proponent's objective of "creating profits" or bring "the Company back to profitability". Maintaining or not increasing compensation for management would materially impair the Company's ability to offer competitive industry-level compensation packages to its employees. This would obviously cause the Company to lose valuable management employees, a result which does not assist the Company in achieving profitability and which certainly does not serve the interests of the shareholders at large.

Furthermore, the Staff has consistently permitted the exclusion of proposals submitted by retirees relating to changes in pension benefits and amounts under Rule 14a-8(i)(4) because such proposals are designed to result in a benefit to the proponents or to further their personal interest, which benefit or interest is not shared with other shareholders at large. See, e.g., *Union Pacific Corporation* (January 31, 2000); *International Business Machines Corp.* (January 20, 1998); *General Electric Co.* (January 25, 1994); *International Business Machines Corp.* (January 25, 1994). Similar to these no action letters, the Proposal is excludable because it would clearly confer a benefit to the Company's retirees as opposed to all of the Company's shareholders.

Therefore, for the reasons discussed above, it is our opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(4) because the Proposal is designed to result in a benefit to the Proponents that is not shared by all of the Company's shareowners.

The Proposal Should be Omitted Under Rule 14a-8(i)(1) Because it is Not a Proper subject for action by shareholders under Delaware Law.

Under Rule 14a-8(i)(1), a proposal by a shareholder may be omitted if the proposal is, under the laws of the jurisdiction of the company's organization, not a proper subject for action by shareholders. The note to the rule explains that whether a proposal is a proper subject depends on state law and that, under certain states' laws, a proposal that mandates certain actions by the company's board of directors may not be a proper subject for shareholders action, but a proposal recommending or requesting such action may be proper under such state law.

The Company is incorporated under the laws of Delaware. Section 141(a) of the Delaware General Corporation Law provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors . . .." Accordingly, absent specific authority in the statute for a certain action to be taken by shareholders, a shareholder proposal under Rule 14a-8 for a Delaware corporation must request or recommend that the board of directors take the action.

The Staff has consistently concurred in the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. *See, e.g., Ford Motor Co.* (Mar. 19, 2001); *American Nat'l Bankshares, Inc.* (Feb. 26, 2001); *Triarc Companies, Inc.* (April 13, 1999.

The Proposal mandates that actions be taken by the Company's board of directors that are not proper subjects for action by shareholders under Delaware law. The Proposal is not properly written as a recommendation or request to the Company's board of directors. The Proposal "propos[es] that .... management cannot be given any pay increases, stock options or other forms of compensation that would increase compensation until all retirement benefits have restored and retirement payments are increased to the same percentage given to management since Lucent was broken away from AT&T."

The Proposal mandates certain actions that are clearly within the discretion and judgment of the Company's board of directors, and/or management under the direction of the board, of a Delaware company. The Proposal relates to compensation. As with all companies, including the Company, matters regarding determining, evaluating, reviewing and administering compensation are clearly within the discretion of the board of directors. In order to implement the Proposal, the board would have to fundamentally change its existing compensation terms and packages for management level employees, regardless of whether the board concludes in the exercise of its business judgment that such action is appropriate or in the Company's best interests. In addition, the Proposal also mandates the board to increase pension and other benefits of the Company's retirees. Pension matters, similar to compensation issues, are also within the discretion and judgment of the Company's board. Clearly these are not proper matters for action by the shareholders and the Company believes that the Proposal should therefore be omitted from the Proxy Materials under Rule 14a-8(i)(1).

In conclusion, for the reasons set forth above, the Company believes that the Proposal should be excluded pursuant to Rule 14a-8. If the Staff disagrees with our conclusion that this Proposal may be omitted from the Proxy Materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed a total of six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed, stamped envelope. If you have any questions regarding this matter, please contact me at (908) 582-8807.

Very truly yours,

Eugene Serban
Corporate Counsel

Enclosures

A

-----Original Message-----
From: TENREM@aol.com [mailto:TENREM@aol.com]
Sent: Tuesday, January 21, 2003 10:42 PM
To: lucentir@lucent.com
Subject: Proposal for stockholder vote

Proposal for stockholder vote:

That management cannot be given any pay increases, stock options or other forms of compensation that would increase compensation until all retirement benefits have restored and retirement payments are increased to the same percentage given to management since Lucent was broken away from AT&T.

Once the above is accomplished then retirees will receive benefits and payments equal to the percentage increases given to management.

Reason:

When most retires left the company they had worked hard to create a positive cash flow, good assets and an over funded retirement fund. Management has wasted these, while giving themselves raises and reducing the benefits of the people who created them.

If management shares the pain instead of being rewarded, they may be motived to being the company back to profitability.

Most retirees are stockholders and suffered the same as other stockholders. They should not have to the additional burden of lost benefits and no increase in monthly payments, when those responsible for the problems are being rewarded.

Benefit:

This will help reduce cost since management cannot raise their compensation until they create profits great enough to restore benefits. If the retires receive nothing, management also receive nothing. If they can afford to raise their compensation they can afford to share it with those who in the past created the wealth.

Robert E Moore
359-24-6618
303-377-1417

Please notify me if any other action is required.

Lucent Technologies
Bell Labs Innovations

(B)

Janet E. O'Rourke
Senior Manager
Corporate Governance

Room 3C-510
600 Mountain Avenue
Murray Hill, NJ 07974
Telephone: 908-582-3329
Facsimile: 908-582-1089

February 3, 2003

VIA FEDERAL EXPRESS
AND ELECTRONIC MAIL
Mr. Robert E. Moore
887 South Grape Street
Denver, Colorado 80246-2331

Dear Mr. Moore:

This correspondence will acknowledge your e-mail correspondence dated January 21, 2003 that contained a shareowner proposal. Lucent received your proposal on January 22, 2003.

The inclusion of shareowner proposals in proxy statements is governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Rule 14a-8 (Shareholder Proposals). That rule requires that the proposal be presented at the annual meeting either by the proponent, or by the proponent's representative, who is qualified under state law to present the proposal on the proponent's behalf. The rule further requires that the proponent of the proposal be a record or beneficial owner of at least two thousand dollars in market value of the securities entitled to vote at the annual meeting; have held such securities for at least one year at the time the proposal is submitted; and continue to own such securities through the date on which the annual meeting is held.

Our transfer agent, The Bank of New York, has not been able to locate a shareowner account in your name. If you own your common stock through a nominee (such as a bank or brokerage firm), please provide documentary support indicating the number of shares that you own through each nominee, as well as the date(s) when you acquired the shares. ***You can provide to us a written statement from the record holder of the securities, such as a broker or bank, verifying that you have owned the securities continuously for one year as of the time you submitted your proposal.***

Finally, you must provide us with a written statement that you intend to hold the securities through the date on which the annual meeting is to be held. While we do not know the exact location of the meeting at this time, it is expected that the meeting should be held in February 2004. In accordance with the SEC regulations mentioned above, you must provide this information to the undersigned within 14 calendar days after receipt of this letter.

Very truly yours,

Robert E. Moore 887 SO. Grape St. Denver CO. 80246-2331 303-377-1417

C

February 4, 2003

Ms. Janet E. O'Rourke
Senior Manager
Room3C-510
600 Mountain Avenue
Murray Hill, NJ. 07974

Dear Ms. O'Rourke:

I presently hold 1461 shares of Lucent stock. Enclosed is a Confirmation order for1200 shares purchased on June 19, 2001, a statement dated October 1, 2001 showing a total of 1461 shares and a Position Statement dated February 4, 2003 again showing 1461 shares. The 261 shares had been purchased prior to June 2001 and transferred into the account. I cannot remember when they were purchased. I plan to continue to hold these shares for several years. If necessary I will buy additional shares in order to submit this Proposal. Please let me know if this is necessary.

I have attached a copy of the Proposal.

From your letter I received the impression that I must attend the stockholders in 2004. Is this correct?

Since this is all new to me, I appreciate your help in making sure I do things properly. Please let me know if I my required to take additional action.

Thank you,

Robert E. Moore

Robert E. Moore

Proposal for stockholder vote:

That management cannot be given any pay increases, stock options or other forms of compensation that would increase compensation until all retirement benefits have restored and retirement payments are increased to the same percentage given to management since Lucent was broken away from AT&T.

Once the above is accomplished then retirees will receive benefits and payments equal to the percentage increases given to management.

Reason:

When most retires left the company they had worked hard to create a positive cash flow, good assets and an over funded retirement fund. Management has wasted these, while giving themselves raises and reducing the benefits of the people who created them.

If management shares the pain instead of being rewarded, they may be motived to being the company back to profitability.

Most retirees are stockholders and suffered the same as other stockholders. They should not have to the additional burden of lost benefits and no increase in monthly payments, when those responsible for the problems are being rewarded.

Benefit:

This will help reduce cost since management cannot raise their compensation until they create profits great enough to restore benefits. If the retires receive nothing, management also receive nothing. If they can afford to raise their compensation they can afford to share it with those who in the past created the wealth.

Submitted by:
Robert E. Moore

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Symbol	Description	Quantity	Closing Price	Closing Mkt Value	Type
LU	LUCENT TECH INC NFS LLC IS A SPECIALIST IN THIS SECURITY	1,461.000	1.840	$2,688.24	Cash
		Total		[illegible]	

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Ending value as of Oct 31	[redacted]
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Income Summary

	This Period	Year to Date
Tax-free	[redacted]	[redacted]

Holdings (Symbol) as of October 31, 2001

	Performance October 31, 2001	Quantity October 31, 2001	Price per Unit October 31, 2001	Total Value October 1, 2001	Total Value October 31, 2001
Stocks 47% of holdings		[redacted]	[redacted]	[redacted]	[redacted]
[redacted] LUCENT TECH INC (LU)		1,461.0000	6.70000	8,371.53	9,788.70
Mutual Funds 56% of holdings					
[redacted]		[redacted]	[redacted]	[redacted]	[redacted]
Core Account 1% of holdings					
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Robert E. Moore 887 SO. Grape St. Denver CO. 80246 303-377-1417

October 3, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: Lucent Technologies Inc./Request for Exclusion From
Proxy Materials of Shareholder Proposal of Robert E. Moore

Ladies and Gentlemen:

I received a letter from Eugene Serban concerning the above. I would like to reply to it.

You can see from his letter attachment C that I made every effort to comply with the ownership requirement. Ms. O'Rourke and I talked over a dozen times the past year and I called her after I mailed her the information. This was never an issue. I was told everything was ok. She spent a lot of time trying to get me to withdraw the Proposal which they now claim was submitted improperly. I should have been told what I submitted was unacceptable from the beginning. I would have taken the action required. I believe they forfeited the right to make this an issue.

As I stated I spent many hours explaining to Ms. O'Rourke why their other reasons for rejection are not valid.

As a stockholder I have in the past and am now being misled about the Profit and Loss of the company. The Management and Board are using the Pension Fund to hide the company's problems. An example is part of the $600,000,000 Settlement is being in part funded by reduced pension benefits. This allows management to claim improved results and justify unearned raises. This has occurred over many years and needs to be corrected. I am stakeholder in the company in many ways and would have a great interest in the company's success. I believe this proposal will help obtain this goal.

I am not an expert on Delaware law but if given the lawyers and money I could find justification for this Proposal. I believe that with all the problems with CEO's, upper management, boards and Accounting firms, the law must recognize the obligation and right of stockholders to be active in the company. If the owners of the company cannot take the necessary actions, who can or will?

As stated in the Proposal its purpose is to restore the integrity to the P & L by not allowing pension money to be used to soften losses and distort profits and increase expenses by allowing management to give themselves undeserved raises. This should hopefully motivate management to make legitimate profits in order to raise their compensation.

This Proposal does not effect the present or future operations of the company. Management can continue operate to make the necessary profits. They can even continue to reduce pension benefits. The only restriction is management cannot obtain raises based on a misguided practices and they must replace the money the have taken before receiving a raise. Management should not be allowed to profit by misleading the owners and diluting the pension fund

I do not believe the law, SEC or anyone else expects the owners to be experts in Delaware law in order submit ideas to their fellow owners. I hope that the right of ownership still has a place in the business world.

I, therefore, ask that you reject Lucent's request and allow the owners to decide if the Proposal will benefit them and the company. Lucent requested you to call them if decide in my favor. In turn I request that you call me on 303-377-1417 before you decided in their favor.

Thank you.

Robert E Moore

Robert E. Moore

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 26, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lucent Technologies Inc.
Incoming letter dated October 2, 2003

The proposal relates to limiting "management" compensation until retirement benefits are restored and retirement payments are increased to a certain percentage.

There appears to be some basis for your view that Lucent may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Lucent omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Lucent relies..

Sincerely,

Grace K. Lee
Special Counsel